Exhibit 23.1

KPMG LLP

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Suite 3100

Calgary AB T2P 4B9

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www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sundial Growers Inc.

We, KPMG LLP, consent to the use of our report dated October 8, 2020 on the consolidated financial statements of Sundial Growers Inc. (the “Company”), which comprise the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, changes in shareholder’s equity, and cash flows for the year ended December 31, 2019, the ten month period ended December 31, 2018 and the year ended February 28, 2018, and the related notes, which are incorporated by reference herein and to the reference to our firm under the heading “Experts” in this registration statement.

Our report dated October 8, 2020 contains an explanatory paragraph that states the Company was in breach of its debt covenants as at December 31, 2019, has incurred losses since inception, and has net current liabilities at December 31, 2019. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

January 15, 2021

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